Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except ratios)	2015	2014	2015	2014

Income before income taxes	$1,076	$901	$2,224	$2,371
Interest	92	92	184	184
Portion of rentals deemed to be interest	16	17	32	34
Income available for fixed charges	$1,184	$1,010	$2,440	$2,589

Fixed charges:
Interest	$92	$92	$184	$184
Portion of rentals deemed to be interest	16	17	32	34
Total fixed charges	$108	$109	$216	$218

Ratio of earnings to fixed charges	10.99	9.14	11.29	11.81

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.